SECI

19007625

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 70033

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/10/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EURONEXT SYNAPSE LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 WALL STREET, SUITE 5070
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Megenity (770) 263-6003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
(Name – *if individual, state last, first, middle name*)

250 Pehle Avenue, Suite 101 (Address) Saddle Brook (City) NJ (State) 07663 (Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Wolf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EURONEXT SYNAPSE LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN G. DAUBER
NOTARY PUBLIC-STATE OF NEW YORK
No. 02DA6269131
Qualified in New York County
My Commission Expires 09-17-2020

Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EURONEXT SYNAPSE LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

FOR THE PERIOD SEPTEMBER 10, 2018 THROUGH DECEMBER 31, 2018

EURONEXT SYNAPSE LLC
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE PERIOD SEPTEMBER 10, 2018 THROUGH DECEMBER 31, 2018

CONTENTS

RotenbergMeril

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Euronext Synapse LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Euronext Synapse LLC (the "Company") as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the period September 10, 2018 through December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in pages 11 to 12 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

We have served as the Company's auditors since 2018.

New York, New York
February 28, 2019

EURONEXT SYNAPSE LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	1,333,376
Due from Parent – deferred tax benefit		126,923
Prepaid expenses		5,065
Total Assets	$	1,465,364

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	51,090
Due to Parent – administrative services agreement		41,649
Total Liabilities		92,739
MEMBER'S EQUITY		1,372,625
Total Liabilities and Member's Equity	$	1,465,364

The accompanying notes are an integral part of these financial statements

EURONEXT SYNAPSE LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD SEPTEMBER 10, 2018 THROUGH DECEMBER 31, 2018

REVENUE	$ -
OPERATING EXPENSES	
Compensation expenses	106,295
Technology and communications	51,239
Professional fees	21,081
Office expense	14,006
Travel and entertainment	7,048
Total Operating Expenses	199,669
Loss from operations	(199,669)
OTHER INCOME (EXPENSE)	
Gain on foreign currency transactions, net	2
Interest income	33
TOTAL OTHER INCOME (EXPENSE)	35
Loss before income taxes	(199,634)
INCOME TAX BENEFIT	(41,922)
Net loss	$ (157,712)

The accompanying notes are an integral part of these financial statements

EURONEXT SYNAPSE LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD SEPTEMBER 10, 2018 THROUGH DECEMBER 31, 2018

		Total
Balance, September 10, 2018	$	1,530,337
Net loss		(157,712)
Balance, December 31, 2018	$	1,372,625

The accompanying notes are an integral part of these financial statements

EURONEXT SYNAPSE LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD SEPTEMBER 10, 2018 THROUGH DECEMBER 31, 2018

CASH FLOWS USED IN OPERATING ACTIVITIES:		
Net Loss	$	(157,712)
(Increase) decrease in operating assets:		
Due from Parent, net		(41,923)
Prepaid expenses		(5,065)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		56,904
Net decrease in cash and cash equivalents		**(147,796)**
CASH AND CASH EQUIVLENTS, *beginning of period*		1,481,172
CASH AND CASH EQUIVLENTS, *end of period*	$	1,333,376

The accompanying notes are an integral part of these financial statements

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization and Description of Business

Euronext Synapse LLC (the "Company") is a wholly-owned subsidiary of Euronext US, Inc. (the "Parent"). The Company is a limited liability company and was formed under the laws of the state of Delaware in July 2017. On September 10, 2018, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company plans to act primarily as an alternative trading system ("ATS") to trade U.S. corporate debt securities and U.S. Treasury securities. The Company will have subscribers that are other broker-dealers and not customers as defined by FINRA.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

The statements of operations, cash flows and changes in member's equity are presented for the period September 10, 2018, which is the date the Company's registration was approved by FINRA to operate as a broker-dealer, through December 31, 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash

equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Income Taxes

The Company is a single member limited liability company, which has elected to be taxed as a corporation for income tax reporting purposes. The Company is included in a consolidated federal, NYS and NYC group return of its Parent.

Since the transactions reported in the Company's financial statements have income tax implications to the Parent, management believes that the Company's financial statements should reflect income tax expense and deferred income tax assets and liabilities attributable to the Company. Federal, state, and local income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent.

The Company accounts for income taxes pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes. Deferred tax assets and liabilities are determined based on temporary differences between the bases of certain assets and liabilities for income tax and financial reporting purposes. The deferred tax assets and liabilities are classified according to the financial statement classification of the assets and liabilities generating the differences.

The Company maintains a valuation allowance with respect to deferred tax assets. The Company establishes a valuation allowance based upon the potential likelihood of realizing the deferred tax asset within the Parent's group return. Future realization of the deferred tax benefit depends on the existence of sufficient group taxable income within the carry-forward period. Any change in the valuation allowance will be included in income in the year of the change in estimate.

The Parent has evaluated the Company's tax positions and concluded that the Company has no uncertain tax positions that require adjustment to or disclosures in the financial statements.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial assets, including cash and cash equivalents, due from/to Parent, and accounts payable and accrued expenses, approximate fair value because of their short maturities.

Recent Accounting Pronouncements

Leases (ASC 842). In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)." This ASU requires that, for leases longer than one year, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. It also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. It also requires that for qualifying sale-leaseback transactions the seller recognize any gain or loss (based on the estimated fair value of the asset at the time of sale) when control of the asset is transferred instead of amortizing it over the lease period. In addition, this ASU requires expanded disclosures about the nature and terms of lease agreements.

The ASU is effective for the Company as of January 1, 2019 under a modified retrospective approach. The Company's implementation efforts include reviewing the terms of existing leases and service contracts, which may include embedded leases. Based on a thorough review of the Company's leases and service contracts, the Company has noted no leases that require disclosure under this ASU.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, we may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2018, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

There are no proceedings in which any of our management, members or affiliates, is an adverse party or has a material interest averse to our interest.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $1,240,638, which exceeded its requirement of $11,592 by $1,229,046. The percentage of aggregate indebtedness to net capital was 7%.

NOTE 5 - INCOME TAXES

For the period from September 10, 2018 through December 31, 2018, there was no current income tax as the Company incurred a taxable loss. The Company recorded a deferred tax benefit of $41,922, net of a change in valuation allowance of $23,298. The Company's effective income tax benefit rate was 21%, consisting of a federal tax benefit rate of 21%, state and local tax benefit rate of 11.7%, and a valuation allowance of 11.7%.

As of December 31, 2018, the Company's total amount due from Parent related to the recorded deferred tax assets is $126,923 consisting of $67,939 from net operating losses and $129,518 from capitalized start-up costs, net of a valuation allowance of $70,534.

As of December 31, 2018, federal net operating losses that have been or will be utilized by the Parent to reduce taxable income in the Parent's group return amounted to $207,954. The Parent's group returns for 2017 and 2018 are subject to federal, state and local examination.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administrative, office space, human resources and other services. The Parent allocated expenses of $126,148 during the period from September 10, 2018 through December 31, 2018 to the Company.

Related party transactions:

Parent - Euronext US Inc.
Other affiliate - Euronext Technologies Unipessoal LDA

		2018
Purchase of services from affiliates:		
- Parent (a)	$	126,148
- Other affiliate (b)		44
	$	126,192
Receivable due from affiliate:		
- Parent (c)	$	126,923
Payable due to affiliate:		
- Parent (d)	$	41,649

a) Consists of charges under the administrative services agreement for employee compensation, group supporting functions, and office space and other facility fees.
b) Consists of charges for Amazon Web Services contract
c) Consists of the receivable for the amount due from the Parent related to the deferred tax assets.
d) Consists of the balance owed under the administrative services agreement.

NOTE 7 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.

EURONEXT SYNAPSE LLC

SUPPLEMENTAL SCHEDULES

EURONEXT SYNAPSE LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2018

MEMBER'S EQUITY	$1,372,625
LESS NON-ALLOWABLE ASSETS	$131,987
NET CAPITAL BEFORE HAIRCUTS	$1,240,638
LESS HAIRCUTS	$0
NET CAPITAL	$1,240,638
REQUIRED NET CAPITAL	$11,592
NET CAPITAL	$1,229,046
AGGREGATE INDEBTEDNESS	$92,738
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	7%

There is no significant difference between the computation of net capital as reported in Part II-A in the Company's Form X-17A-5 as of December 31, 2018 and reported on January 18, 2019, and the computation of net capital as reported above.

EURONEXT SYNAPSE LLC
SCHEDULE II
SUPPLEMENTAL INFORMATION PURSUANT TO SEC RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2018

EURONEXT SYNAPSE LLC is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.msbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Euronext Synapse LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which:

1. Euronext Synapse LLC (the "Company") identified the provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and;
2. The Company stated that it met the identified exemption provision throughout the period from September 10, 2018 through December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
New York, New York
February 28, 2019

EXEMPTION STATEMENT

We confirm, to the best of our knowledge and belief, that:

1. Euronext Synapse LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(i) throughout the period September 10, 2018 to December 31, 2018.

2. Euronext Synapse LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the period September 10, 2018 to December 31, 2018 without exception.

Kevin Wolf, CEO